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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July, 2006

                        Commission File Number: 000-21742

                                   ACERGY S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]                     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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

In accordance with General Instruction B, item (i), attached herewith as Exhibit
99.1 is a press release, dated July 12, 2006, whereby Acergy S.A. announced unaudited results for the second quarter which ended on May 31, 2006.

FINANCIAL HIGHLIGHTS

Important Note: As noted in previous quarters, until the pipelay projects in Trinidad are complete, the results of this part of the Acergy North America and Mexico business are reported as discontinued operations. Prior period comparatives have been restated accordingly.

                                                          THREE MONTHS ENDED            SIX MONTHS ENDED
                                                     --------------------------    --------------------------
                                                      MAY.31.06      MAY.31.05      MAY.31.06      MAY.31.05
                                                     -----------    -----------    -----------    -----------
in $ millions                                         Unaudited      Unaudited      Unaudited       Unaudited
Net operating revenue from continuing operations          $536.8         $346.1         $904.4         $672.1
Gross profit                                               107.4           64.2          158.4           87.4
Net operating income from continuing operations             78.0           43.4          105.6           54.2
Net income from continuing operations                       59.6           20.4           80.1           23.4
Loss from discontinued operations                           (4.3)          (9.6)          (0.3)          (7.2)
Gain on disposal of discontinued operations                 18.7              -           35.1              -
Net income                                                $ 74.0         $ 10.8         $114.9         $ 16.2

                                                                 THREE MONTHS ENDED             SIX MONTHS ENDED
                                                              -------------------------    -------------------------
PER SHARE DATA                                                 MAY.31.06     MAY.31.05      MAY.31.06     MAY.31.05
-----------------------------------------------------------   -----------   -----------    -----------   -----------
                                                               Unaudited     Unaudited      Unaudited     Unaudited
Earnings per share from continuing operations (Diluted)             $0.30        $ 0.11          $0.40        $ 0.12
Earnings per share from discontinued operations (Diluted)           $0.07        $(0.05)         $0.18        $(0.04)
Net earnings per share (Diluted)                                    $0.37        $ 0.06          $0.58        $ 0.08
Weighted-average number of common shares issued
 (Diluted) (millions)                                               197.9         194.6          197.5         194.4

HIGHLIGHTS

-    Good financial performance and project execution
-    Backlog quality improving and continuing to grow
-    Ongoing high level of asset utilisation

POST QUARTER HIGHLIGHTS

-    Awarded $245 million Chevron Frade contract in Brazil
- Awarded Saxi Batuque deepwater construction contract in Angola by Esso Exploration Angola (Block15) Limited, an Exxon Mobil affiliate
- Chartered Skandi Acergy, new build deepwater heavy construction ship for the North Sea and Toisa Proteus construction and diving ship for Acergy Asia and Middle East
-    Exercised purchase option on Acergy Discovery

UPDATED GUIDANCE
Given the current level of activity, we now expect net operating revenue from continuing operations for the full year 2006 to be approximately $2.1 billion. We maintain our guidance in respect of moderate growth in adjusted EBITDA(a) margin over the 14.8% delivered in 2005 for continuing business.

We are also revising our guidance for capex spend in 2006 from $280m to approximately $250m. The reduction in 2006 spend is as a result of the re-sequencing of the conversion works on the Polar Queen and a slower pace of overall expenditure in our capex programme. It should be noted however that higher commitment levels have arisen through the exercising of our option to purchase the Acergy Discovery, together with cost pressures in the ship yards. These changes do not materially affect the expected delivery of assets underpinning Acergy's growth plans, nor our margin expectations.

OPERATING REVIEW
Acergy Africa and Mediterranean - During the second quarter, significant growth in revenues and earnings resulted from good project execution and very high levels of asset utilisation. The installation of the offshore loading lines on the Erha project and further progress on EPC2B brought these two major projects close to completion. The BP Greater Plutonio project is progressing according to plan and will go offshore following the planned refit of the Acergy Polaris.

With six major projects for this region now in the bid process, we have good visibility of the demand for our major construction assets until 2010.

Acergy Northern Europe and Canada - The stronger performance in this region over the same period last year reflects a continuing high level of activity in the SURF market and the start up of the second phase of the Langeled pipelay in March. The Langeled project is proceeding ahead of schedule. The high level of activity in SURF and IMR work is expected to continue through the remainder of this year.

Acergy North America and Mexico - Our organisation in Houston continues to strengthen its ability to provide tendering and engineering support for large international deepwater projects. High levels of tendering activity continue for SURF projects for the global deepwater market and for the deepwater Gulf of Mexico, which is showing signs of growth from 2008.

The discontinued operations, which are now limited to the ongoing projects in Trinidad, encountered delays due to significant adverse weather. These projects are now scheduled to complete in the fourth quarter of the financial year.

Acergy South America - Both ships on long term contract to Petrobras performed well during the quarter. Our strategy to develop our business in Brazil from being a construction and IMR service provider for Petrobras into an EPIC lump sum contracting operation has now been delivered. The project team for the $145 million Petrobras PRA1 tie-in contract is now in place while the regional business infrastructure continues to be expanded to manage the recently awarded $245 million Chevron Frade project. Bidding activity is increasing both for lump sum projects and for the growing level of field development and maintenance work.

Acergy Asia and Middle East - Projects in Vietnam and Sakhalin are progressing according to plan and a $35 million Letter of Intent for a SURF project offshore New Zealand was recently received. Our organisation in Asia continues to expand ahead of the arrival of the Sapura 3000 in 2007, for which tendering activity is intense for work through to 2009.

ASSET DEVELOPMENT
In line with our strategy, we have continued to develop our fleet during the period. The hull of the Sapura 3000 is now complete and is under tow from China to Singapore for fitting out. The Polar Queen is scheduled to complete her conversion programme in early 2007. The Pertinacia conversion is expected to be completed in late 2006. The Acergy Polaris will start a planned two and a half month period of refitting and refurbishment commencing in August 2006. During this period a new J-Lay deepwater pipelay system will be installed, which will enable the Acergy Polaris to reach a leading position in terms of deepwater pipelay capability.

The Toisa Proteus, an offshore construction and diving support ship, will be on charter to Acergy for three years from mid 2007. She will work in the Asia and Middle East region, where her first contract has been secured off New Zealand. The Skandi Acergy, an industry leading new build heavy construction ship, has been chartered for a period of eight years for work in the North Sea. She is expected to be completed in the second quarter of 2008. The Acergy Viking, a new build IMR and survey ship for the North Sea, is on target for delivery in the third quarter of 2007. An option has been exercised to purchase the Discovery, a high specification diving support ship which has been on charter to Acergy since 1997.

FINANCIAL REVIEW
Net operating revenue from continuing operations for the second quarter increased from $346.1 million in 2005 to $536.8 million in 2006 due to increased activity levels in West Africa and the North Sea.

Net operating income from continuing operations for the second quarter was $78.0 million compared to $43.4 million for the same period in 2005. This increase was as a result of a combination of higher activity levels, improved project performance and higher asset utilisation.

Net income from continuing operations was $59.6 million for the second quarter 2006, compared to $20.4 million in the same period in 2005. After including $14.4 million from discontinued operations, which includes an $18.7 million gain on disposal of the Seaway Kestrel, net income from all operations for the quarter ended May 31, 2006 was $74.0 million compared to $10.8 million for the same period in 2005.

The cash and cash equivalents position at the quarter end was $302.9 million, compared to $395.0 million at the quarter ended February 28, 2006. This reduction is due to a greater working capital requirement as projects are being mobilised for offshore installation. Total advance billings at the quarter end were $287.3 million compared to $290.2 million at the end of the previous quarter.

CURRENT TRADING
The backlog for continuing operations as at May 31, 2006 was $2,470 million, of which approximately $1,100 million was for execution throughout the remainder of 2006. The Group also held an additional $489 million in pre-backlog at the quarter end.

      In $ millions as at:       MAY.31.06       FEB.28.06       MAY.31.05
     ----------------------     -----------     -----------     -----------
     Backlog(1)                       2,470           2,286           1,715
     Pre-Backlog(2)                     489             538             433
     (1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $27.4 million (May.31.06), $22 million (Feb.28.06) and $62.3 million (May.31.05). Backlog reflects the stated value of signed contracts.
     (2) Pre-backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $nil (May.31.06), $nil (Feb.28.06) and $13.1 million (May.31.05). Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

OUTLOOK
Particularly high levels of bidding activity are in progress for West Africa, for projects now going out to 2010, with continuing market growth in the North Sea, Asia and Brazil. We have taken timely and cost efficient actions to rejuvenate and to expand our fleet and we have been successful in meeting our recruitment targets to support the growth in activity. We believe that the Group is well positioned to continue to benefit from the growing demand for our services over the coming years.

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                                   THREE MONTHS ENDED             SIX MONTHS ENDED
                                                               --------------------------    --------------------------
                                                                 MAY 31,        MAY 31,        MAY 31,        MAY 31,
                                                                  2006           2005           2006           2005
                                                               -----------    -----------    -----------    -----------
                                                                Unaudited      Unaudited      Unaudited      Unaudited
Net operating revenue from continuing operations                   $ 536.8        $ 346.1        $ 904.4        $ 672.1
Operating expenses                                                  (429.4)        (281.9)        (746.0)        (584.7)
                                                               -----------    -----------    -----------    -----------
Gross profit                                                         107.4           64.2          158.4           87.4

Share of net income of non-consolidated joint ventures                 8.6            3.8           14.1            7.7
Selling, general and administrative expenses                         (38.7)         (27.5)         (67.9)         (48.8)
Gains/(losses) on disposal of subsidiaries and
 long-lived tangible assets                                              -            3.0           (0.4)           7.9
Other operating income/(expense)                                       0.7           (0.1)           1.4              -
                                                               -----------    -----------    -----------    -----------
Net operating income from continuing operations                       78.0           43.4          105.6           54.2

Interest income/(expense), net                                         2.5            0.1            5.0           (0.6)
Foreign exchange gains/(losses)                                        2.4          (12.5)           2.9          (13.5)
                                                               -----------    -----------    -----------    -----------
Income from continuing operations before taxes and
 minority interests                                                   82.9           31.0          113.5           40.1
Income tax provision                                                 (23.7)          (7.9)         (34.7)         (11.1)
                                                               -----------    -----------    -----------    -----------
Income from continuing operations before minority
 interests                                                            59.2           23.1           78.8           29.0
Minority interests                                                     0.4           (2.7)           1.3           (5.6)
                                                               -----------    -----------    -----------    -----------
Net income from continuing operations                                 59.6           20.4           80.1           23.4

Loss from discontinued operations                                     (4.3)          (9.6)          (0.3)          (7.2)
Gain on disposal of discontinued operations                           18.7              -           35.1              -
                                                               -----------    -----------    -----------    -----------
Net income                                                         $  74.0        $  10.8        $ 114.9        $  16.2
                                                               ===========    ===========    ===========    ===========
PER SHARE DATA
Net earnings per Common Share and Common Share
 equivalent
  Basic
  Continuing operations                                            $  0.31        $  0.11        $  0.42        $  0.12
  Discontinued operations                                          $  0.07        $ (0.05)       $  0.18        $ (0.04)
                                                               -----------    -----------    -----------    -----------
  Net earnings                                                     $  0.38           0.06        $  0.60        $  0.08
                                                               ===========    ===========    ===========    ===========
  Diluted
  Continuing operations                                            $  0.30        $  0.11        $  0.40        $  0.12
  Discontinued operations                                          $  0.07        $ (0.05)       $  0.18        $ (0.04)
                                                               -----------    -----------    -----------    -----------
  Net earnings                                                     $  0.37        $  0.06        $  0.58           0.08
                                                               ===========    ===========    ===========    ===========
Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                              192.6          190.8          192.4          190.7
  Diluted                                                            197.9          194.6          197.5          194.4

SELECTED INFORMATION - CONTINUING OPERATIONS
  Cash outflows for capital expenditures                              57.5           21.7           94.2           40.2
  Depreciation and amortisation                                       13.7           12.7           27.9           26.6
  Dry-dock amortisation                                                3.7            2.4            7.0            5.5

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                                                             As at
                                                                         As at             As at         November 30,
                                                                     MAY 31, 2006      MAY 31, 2005         2005(a)
                                                                    --------------    --------------    --------------
                                                                       Unaudited         Unaudited
ASSETS
  Cash and cash equivalents                                               $  302.9          $   83.0          $  316.0
  Other current assets (b)                                                   548.6             460.2             468.2
  Long-lived tangible assets, net of accumulated depreciation                520.7             455.1             457.7
  Other non-current assets                                                   126.3              86.1              99.8
  Assets held for sale                                                        16.7              61.2              42.8
                                                                    --------------    --------------    --------------
    Total assets                                                          $1,515.2          $1,145.6          $1,384.5
                                                                    ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt and capital lease
   obligations                                                                 0.8               0.8               0.8
  Accounts payable, accrued liabilities and advance billings                 854.1             740.0             843.0
  Long term debt and capital lease obligations                                 8.7               8.7               8.7
  Other non-current liabilities                                               42.7              46.9              49.9
  Minority interests                                                          13.4              24.7              26.4
  Shareholders' equity
    Common Shares                                                            387.8             383.5             385.5
    Paid-in-surplus                                                          469.0             452.6             461.5
    Accumulated deficit                                                     (276.1)           (514.3)           (391.0)
    Accumulated other comprehensive income                                    15.8               3.7               0.7
    Treasury stock                                                            (1.0)             (1.0)             (1.0)
                                                                    --------------    --------------    --------------
      Total shareholders' equity                                             595.5             324.5             455.7
                                                                    --------------    --------------    --------------
      Total liabilities and shareholders' equity                          $1,515.2          $1,145.6          $1,384.5
                                                                    ==============    ==============    ==============

(a) These figures have been extracted from the Consolidated Financial Statements for 2005

(b) As at May 31, 2006 no claims or variation orders not formally agreed with clients were included in other current assets. This compares to $15.9 million and $nil of claims and variation orders included in other current assets at May 31, 2005 and November 30, 2005 respectively.

                ACERGY S.A. AND SUBSIDIARIES - SEGMENTAL ANALYSIS
                                 (in $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                           ACERGY      ACERGY                  ACERGY
                                             ACERGY       NORTHERN      NORTH       ACERGY     ASIA &
FOR THE THREE MONTHS ENDED                  AFRICA &      EUROPE &    AMERICA &      SOUTH     MIDDLE     ACERGY
MAY 31, 2006                             MEDITERRANEAN     CANADA    MEXICO (b)     AMERICA     EAST     CORPORATE      TOTAL
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
(in $ millions)
Net operating revenue -  external(a)      $250.2            $214.3        $25.9       $17.1     $29.3        $(0.0)     $536.8
Income / (loss) from operations           $ 41.2            $ 30.9        $(0.5)      $ 1.7     $ 0.2        $ 4.5      $ 78.0
  Interest income, net                                                                                                  $  2.5
  Foreign exchange gain                                                                                                 $  2.4
                                         -------          ---------   ----------    --------   -------   ----------    --------
Income from continuing operations before taxes and minority interests                                                   $ 82.9
                                                                                                                      --------

                                                           Acergy      Acergy                  Acergy
                                             Acergy       Northern      North       Acergy     Asia &
For the three months ended                  Africa &      Europe &    America &      South     Middle     Acergy
MAY 31, 2005                             Mediterranean     Canada    Mexico (b)     America     East     Corporate      Total
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
(in $ millions)
Net operating revenue - external(a)       $167.5            $148.6        $5.7        $11.3     $12.9        $0.1       $346.1
Income / (loss) from operations           $ 22.6            $ 17.9        $3.6        $(0.1)    $(0.6)       $0.0       $ 43.4
  Interest income, net                                                                                                  $  0.1
  Foreign exchange loss                                                                                                 $(12.5)
                                         -------          ---------   ----------    --------   -------   ----------    --------
Income from continuing operations before taxes and minority interests                                                   $ 31.0
                                                                                                                       --------

                                                           ACERGY      ACERGY                  ACERGY
                                             ACERGY       NORTHERN      NORTH       ACERGY     ASIA &
FOR THE SIX MONTHS ENDED                    AFRICA &      EUROPE &    AMERICA &      SOUTH     MIDDLE     ACERGY
MAY 31, 2006                             MEDITERRANEAN     CANADA    MEXICO (b)     AMERICA     EAST     CORPORATE      TOTAL
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
(in $ millions)
Net operating revenue -  external(a)      $459.1            $315.4        $35.3       $32.0     $62.6        $0.0       $904.4
Income / (loss) from operations           $ 61.5            $ 37.8        $ 0.7       $ 2.5     $ 3.5       $(0.4)      $105.6
  Interest income, net                                                                                                  $  5.0
  Foreign exchange gain                                                                                                 $  2.9
                                         -------          ---------   ----------    --------   -------   ----------    -------
Income from continuing operations before taxes and minority interests                                                   $113.5
                                                                                                                       -------

                                                           Acergy      Acergy                  Acergy
                                             Acergy       Northern      North       Acergy     Asia &
For the six months ended                    Africa &      Europe &    America &      South     Middle     Acergy
May 31, 2005                             Mediterranean     Canada    Mexico (b)     America     East     Corporate      Total
-------------------------------------    -------------   ---------   ----------    --------   -------   ----------    --------
(in $ millions)
Net operating revenue - external(a)       $352.8            $231.6        $29.3       $24.6     $24.1        $ 9.7     $ 672.1
Income / (loss) from operations           $ 41.9            $ 13.6        $ 1.7       $ 2.4     $(0.5)       $(4.9)    $  54.2
  Interest expense, net                                                                                                $  (0.6)
  Foreign exchange loss                                                                                                $ (13.5)
                                         -------          ---------   ----------    --------   -------   ----------    --------
Income from continuing operations before taxes and minority interests                                                  $  40.1
                                                                                                                       --------

(a) Three clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended May 31, 2006. The revenue from these clients was $346.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the six months period ended May 31, 2006 each individually accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $542.4 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended May 31, 2005, four clients each individually accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $221.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the six months period ended May 31, 2005 each individually accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $331.2 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. Please note that prior period numbers have been restated to reflect continuing operations.

(b)  Excludes discontinued operations.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.

Date: July 14, 2006                               By:  /s/ Johan Rasmussen
                                                      --------------------------
                                                  Name:    Johan Rasmussen
                                                  Title:   General Counsel
                                        8